UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2021

Commission file number: 001-39674

G Medical Innovations Holdings Ltd.

(Translation of registrant’s name into English)

5 Oppenheimer St.

Rehovot 7670105, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

CONTENTS

Closing of Initial Public Offering

On June 29, 2021, the Registrant closed its initial public offering of 3,000,000 units. Each unit consisted of one ordinary share, par value $0.09 per share (the “Ordinary Shares”) and one warrant to purchase one Ordinary Share at a price to the public of $5 per unit. The gross proceeds to the Registrant from the initial public offering were $15 million before deducting underwriting discounts and commissions and estimated offering expenses payable by the Registrant.

The Registrant issued a press release titled: “G Medical Innovations Holdings Ltd. Announces Closing of $15.0 Million Initial Public Offering.” A copy of this press release is furnished herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “G Medical Innovations Holdings Ltd. Announces Closing of $15.0 Million Initial Public Offering.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G Medical Innovation Holdings Ltd.

Date: June 29, 2021	By:	/s/ Yacov Geva
		Name:	Dr. Yacov Geva
		Title:	Chief Executive Officer

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